Exhibit 4

AO Partners I, L.P	3033 Excelsior Blvd., Suite 560 Minneapolis, MN 55416 Phone: 612-843-4301 nickswenson@grovelandcapital.com

April 25, 2013

Mr. J. Bradley Wilson
Lead Independent Director
Air T, Inc.
P.O. Box 488
Denver, North Carolina 28037

Dear Brad,

Pursuant to our conversation, an amended proposal is presented below for the board’s consideration.

I believe it is clear that shareholders want to see a reform of the Air T board, and I believe that acceptance of this proposal by the board would be well received by shareholders.  The full board is copied here as you requested.

Note that this proposal represents further concessions on my part.  Since joining the board, I have sought to affect change by persuasion, patience and flexibility, and my preference is to reach an amicable agreement.

Amended Proposal

1)	Raise the SRP ceiling to 25%.

2)
The board of Air T submits a binding proposal to shareholders at the upcoming annual meeting to approve the Right Agreement, dated March 26, 2012 (commonly referred to as a “poison pill”), between the company and American Stock Transfer & Trust Company, LLC as rights agent.  I will be allowed to include in the proxy statement a brief statement on why I plan to vote against approval of the poison pill, which will be in close proximity to the company’s statement in favor of the poison pill, and will be as prominent as the company’s statement. In order to increase the likelihood of a quorum, the Ratification of the Auditor would also be included, as is standard, on the Proxy. The issue would be determined by a majority of the votes cast at the meeting.

3)	Board reduced to seven members.

4)	Five of seven members from the current board (Clark, Wilson, Wicker, Swenson and [Gioffre or Simpson or TBD]).

5)	Accept my submissions to the Nominating Committee—Peter Haeg and Seth Barkett---as the new directors.

6)	Split the Chairman & CEO roles, Brad Wilson becomes Chairman.

7)	Nominating Committee of Wicker, Swenson & Haeg.

8)	Compensation Committee of three to include Swenson. Select other members who have the intention to rework management incentives to be aligned with shareholders.

9)
Capital Allocation Committee.  Establish a board-level committee that develops rigorous methods and makes recommendations regarding internal and external capital investment decisions; acting as a clearinghouse for the evaluation of possible uses of the company’s excess capital; measuring and reporting on the capital required by each business unit; measuring the return-on-capital for each business unit; and generally seeking to inform the board and recommend to the board the highest return on capital actions that might be taken for the benefit of the company and its shareholders. Experienced capital allocation professionals Swenson, Haeg and Barkett to form this committee.

10)	Current board members George Prill and Sam Chestnutt become board members Emeritus. They are paid a stipend for their participation in major board meetings as non-voting observers.

I sincerely hope that we can come to a mutual agreement based on the terms provided above.  Once the terms are agreed to, my expectation is that we will enter into an appropriate stand still agreement.

Regards,

/s/ Nick Swenson

Nick Swenson

NJS:ja

cc:           Walter Clark, Chairman & CEO & Director

John Parry, CFO & Director

Bill Simpson, EVP & Director

George Prill, Director

Sam Chesnutt, Director

Allison Clark, Director

Dennis Wicker, Director

John Gioffre, Director